

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 2, 2010

José Antônio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP
Brazil

      Re: **Companhia Brasileira De Distribuicão**
              Form 20-F
              Filed June 30, 2010
              File No. 001-14626

Dear Mr. Filippo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Statements and Notes

Note 4. Significant accounting policies, page F-16

d) Inventories, page F-25

1.   We note the cost of inventories includes warehouse costs. Please explain how your inclusion of storage costs in the carrying amount of inventories is consistent with IAS 2. Please refer to paragraphs 11 and 16(b) of IAS 2.

Note 12. Property and equipment, net, page F-56

2.   Please revise your reconciliation to include increases or decreases during the period that result from impairment losses recognized or reversed. We note from the cash flow statements on page F-10 that you reported a loss of R 82,730 on disposal of property, plant and equipment and a fixed asset write off of R 7,818 for 2009. However, your reconciliation only reflects fixed asset disposal of R 25,996 for the same period. Please refer to paragraph 73(e) of IAS 16.

3.   Please explain to us how you derived a loss on disposal of property and equipment of R 82,730 for 2009 as reflected on your consolidated statements of cash flow given the disposal amount of R 25,993 was reflected in your reconciliation.

4.   Please add a footnote to your reconciliation explaining the nature and related amount of the transfers reflected in the table. Explain to us why the total of the transfer amount column does not net to zero for 2009.

Note 18. Provision for contingencies, page F-89

5.   We note the line item of monetary restatement in your roll-forward table regarding various provisions for contingencies. In this regard, please tell us and disclose in more detail the nature of this adjustment.

Note 24. Shareholders' equity, page F-106

d) Capital reserve- Special goodwill reserve, page F-109

6.   We note your disclosure that the reserve was related to the tax benefit attributed to your non-controlling shareholders in connection with the corporate restructuring process in 2006 and that the benefit will be converted in shares and redeemed by the shareholders' according to the cash benefit. In this regard, explain to us why the obligation was recorded within equity rather than liabilities. We may have further comment.

h) Employees' profit sharing plan, F-111

7.   Please tell us and revise your disclosure to briefly describe the employees' profit sharing plan and the Board of Directors' discretion in approving distributions.

Note 31. First-time adoption of IFRS, page F-126

8.   We note your disclosure regarding several of the adjustments to the reconciliation states the adjustment is due to your accounting for the item under IFRS. Please tell us in more detail the basis for adjustments (b), (c), (f), (h), (i), and (j) and expand your disclosure to

provide sufficient detail to enable a reader to better understand the reason for the difference in BRGAAP and IFRS for the specific adjustment reflected in your reconciliation. Please refer to paragraph 25 and IG63 of IFRS 1.

9.   Refer to the consolidated balance sheets and income statements BR GAAP to IFRS reconciliations as of January 1 and December 31, 2008 and for the year then ended. We note several IFRS adjustments in your reconciliations without references to the footnotes within pages F-132 to F-136. Please provide us the references to the footnotes for each major reconciling adjustment. If an individual adjustment was a net amount made up of several amounts within the footnotes, please provide us the gross amounts from the footnotes and show us your calculations in the response.

Exhibits 12.1 and 12.2

10.   Please delete the title of the officer from the first sentence of each certification. The certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Refer also to Form 20-F Instructions as to Exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief